UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A (Rule 13d-102) (AMENDMENT NO. 1)*
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RADWARE LTD.
(Name of Issuer)
Ordinary Shares, par value NIS 0.10 per share
(Title of Class of Securities)
M81873 10 7
(CUSIP Number)
December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M81873 10 7
1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only).
Yehuda Zisapel
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use only
4.	Place of Organization			Israel
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	2,645,877 *
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	2,645,877 *
		8.	Shared Dispositive Power	—0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			2,645,877 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9)			14.3%**
12.	Type of Reporting Person : IN

*  As of December 31, 2004, Yehuda Zisapel beneficially owned 2,645,877 Ordinary Shares, of which 463,400 Ordinary Shares were owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel, its sole shareholder.

** Based on 18,490,021ordinary shares outstanding as of December 31, 2004.

Item 1.

(a)

Name of Issuer:
RADWARE LTD. (hereinafter referred to as the “Company”).

(b)

Address of Issuer’s Principal Executive Offices:
22 Raoul Wallenberg Street
Tel Aviv 69710, Israel

Item 2.

(a)

Name of Person Filing:
Yehuda Zisapel.

(b)

Address of Principal Business Offices or, if none, Residence:
23 Kisufm Street, Tel Aviv, Israel

(c)

Citizenship:

Israel

(d)

Title of Class of Securities:
Ordinary Shares, Par Value NIS 0.10 per share (the “Ordinary Shares”).

(e)

CUSIP Number:
M81873 10 7

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.

Ownership

See items 5-9 and 11 (including footnotes thereto) of the cover page hereto for beneficial ownership, percentage of class and dispositive power, which are incorporated herein.

Item 5.

Ownership of Five Percent or Less of a Class
Not applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8.

Identification and Classification of Members of the Group
Not applicable.

Item 9.  Notice of Dissolution of Group
Not applicable.

Item 10.  Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

January 18, 2005

By: /s/ Yehuda Zisapel

       Yehuda Zisapel